Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
Fixed Charges:
Interest expensed and capitalized	414	408	51	19	25	41
Amortized discounts related to indebtedness	243	87	—	—	—	—
Total Fixed Charges (as defined)	657	495	51	19	25	41

Earnings:
Loss from operations before income taxes	(3,460)	(20,294)	(19,361)	(11,066)	(11,804)	(9,756)
Fixed Charges	657	495	51	19	25	41
Total Earnings (as defined)	(2,803)	(19,799)	(19,310)	(11,047)	(11,779)	(9,715)

Coverage Deficiency	(3,460)	(20,294)	(19,361)	(11,066)	(11,804)	(9,756)